                         [CELTRIX LOGO AND LETTERHEAD]

NEWS RELEASE

                  CONTACT:         Mary Anne Ribi
                                   Vice President and Chief Financial Officer
                                   (408) 988-2500


                         CELTRIX REPORTS FISCAL YEAR-END
                                FINANCIAL RESULTS

       Significant Achievements in Clinical Development and Manufacturing

         SANTA CLARA, CA -- May 14, 1997 -- For the fiscal year ended March 31, 1997, Celtrix Pharmaceuticals, Inc. (Nasdaq: CTRX) reported revenues of $658,000 and a net loss of $12,696,000, or $0.83 per share. Operating expenses increased 6 percent to $13,818,000, due primarily to costs associated with human clinical studies and the manufacture of SomatoKine(R), the company's novel IGF-BP3 therapeutic composition.

         In comparison, revenues for the fiscal year ended March 31, 1996, were $1,750,000, due primarily to the sale of the company's Vitrogen(R) 100 Collagen business, receipts from an Orphan Drug Grant, and reimbursement from Genzyme Corporation for development work on TGF-beta-2. Operating expenses were $13,084,000 for the fiscal year ended March 31, 1996, and the net loss was $7,246,000, or $0.51 per share, which included a $3,463,000 gain on investment from the sale of Metra Biosystems securities held by Celtrix since 1990.

         At March 31, 1997, Celtrix had $5,788,000 in cash and investment balances. In April 1997, Celtrix raised an additional $13,950,000 in gross proceeds from a private equity placement. Along with year-end cash and investments, proceeds from this financing should be sufficient to fund Celtrix's operations through mid-1998.

Clinical and Manufacturing Progress

         "Fiscal 1997 was a year of achievements for Celtrix in clinical development and product manufacturing," said Andreas Sommer, Ph.D., Celtrix's president and chief executive officer. "We conducted three Phase I human clinical studies of SomatoKine demonstrating significant safety and initial efficacy. Based on these results, we initiated Phase II feasibility studies for the treatment of hip fracture surgery, and by mid-1997, we expect to begin Phase II feasibility studies for the treatment of severe burns. Clinical findings from the hip fracture study will guide expansion into a full Phase II clinical study planned for later this fiscal year. These findings also will guide the possible initiation of clinical studies to treat severe osteoporosis."

     "In other company activities, we scaled up our manufacturing process during the fiscal year, building sufficient SomatoKine inventory to accommodate Phase II clinical feasibility studies," Dr. Sommer said. "In addition, Celtrix received three additional U.S. patents, further protecting our technology and product applications."


                                     -more-
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"Celtrix Reports Fiscal Year-End Financial Results"
Page 2




         Celtrix is a biopharmaceutical company developing novel therapeutics for the treatment of seriously debilitating, degenerative conditions primarily associated with severe trauma, chronic diseases or aging. The company's focus is on SomatoKine, a novel IGF-BP3 complex, for use in regenerating lost muscle, bone and other tissues essential for the patient's health and quality of life. Initial product development programs target acute traumatic injury, such as hip fracture surgery in the elderly, and severe burns. Other potential indications include severe osteoporosis and protein wasting diseases associated with cancer, AIDS and other life-threatening conditions. Through strategic alliances with Celtrix, The Green Cross Corporation is developing SomatoKine for the treatment of osteoporosis in Japan, and Genzyme Corporation is developing TGF-beta-2 as part of a comprehensive approach to tissue repair and the treatment of systemic disease.

         This news release contains certain forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. Actual results may differ materially from the statements made, as a result of various factors, including risks associated with future company research, clinical study results, the regulatory approval process, competitive products and other factors which are listed from time to time in Celtrix's Securities and Exchange Commission (SEC) filings. These forward-looking statements represent Celtrix's judgment as of the date of this news release.

                           - FINANCIAL CHARTS FOLLOW -



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                          CELTRIX PHARMACEUTICALS, INC.


                      CONDENSED CONSOLIDATED BALANCE SHEETS
                                 (In thousands)



                                                               March 31,         March 31,
                                                                 1997             1996
                                                             ----------         ----------
ASSETS
    Current assets:
         Cash, cash equivalents and short-term investments       $5,268 (1)     $17,593
         Restricted cash                                            520              50
         Receivables and other current assets                       197             195
                                                                -------         -------
            Total current assets                                  5,985          17,838

    Property and equipment, net                                   8,423          10,013
    Intangible and other assets, net                              2,548           2,294
                                                                -------         -------
                                                                $16,956         $30,145
                                                                =======         =======
LIABILITIES AND STOCKHOLDERS' EQUITY

    Current liabilities:
         Accounts payable and accrued liabilities               $ 1,380         $ 1,301
         Current portion of long-term obligations                   328             633
                                                                -------         -------
            Total current liabilities                             1,708           1,934

    Deferred rent                                                 1,038           1,187
    Long-term obligations                                             -             238

    Stockholders' equity                                         14,210          26,786
                                                                -------         -------
                                                                $16,956         $30,145
                                                                =======         =======






      (1) The Company completed a private placement of 5.7 million shares of common stock at $2.438 per share in April 1997. The net proceeds to the Company were $13.3 million. The following unaudited pro forma financial data gives effect as of March 31, 1997 to this financing:

            Cash, cash equivalents, restricted cash, and short-term investment    $19,088
            Stockholders' equity                                                  $27,510

                          CELTRIX PHARMACEUTICALS, INC.

                 CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
                    (In thousands, except per share amounts)



                                                    Three Months Ended                Year Ended
                                                         March 31,                     March 31,
                                                ------------------------       -----------------------
                                                    1997          1996           1997           1996
                                                 --------       --------       --------       --------


Revenues:
   Product sales                                 $     11       $     11       $     31       $     99
   Other revenues                                     539            722            627          1,651
                                                 --------       --------       --------       --------
                                                      550            733            658          1,750

Costs and expenses:
   Cost of sales                                        1              2              5             31
   Research and development                         3,011          2,935         11,999         10,990
   General and administrative                         506            455          1,814          2,063
                                                 --------       --------       --------       --------
                                                    3,518          3,392         13,818         13,084

                                                 --------       --------       --------       --------
Operating loss                                     (2,968)        (2,659)       (13,160)       (11,334)

Interest income, net                                   65            178            464            625

Gain on investment                                      -          1,144              -          3,463

                                                 --------       --------       --------       --------
Net loss                                         $ (2,903)      $ (1,337)      $(12,696)      $ (7,246)
                                                 ========       ========       ========       ========

Net loss per share                               $  (0.19)      $  (0.09)      $  (0.83)      $  (0.51)
                                                 ========       ========       ========       ========
Shares used in computing net loss per share        15,263         15,214         15,238         14,161
                                                 ========       ========       ========       ========